SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com





Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA



July 6, 2010

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published July 5 and 6, 2010.

SUPPL

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
July 5, 2010	Press Release	Skanska to construct railway in Norway for NOK 392 M, SEK 470 M	law and by the listing agreement with Stockholm Stock Exchange
July 6, 2010	Press Release	Skanska secures renovation contract in Norway for NOK 264 M, or SEK 320 M	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press release

July 5, 2010
12:30 p.m.

Skanska to construct railway in Norway for NOK 392 M, SEK 470 M

Skanska has been contracted to expand the railway network in Norway. The contract amount is NOK 392 M, about SEK 470 M, which will be included in third-quarter order bookings. The customer is the Norwegian National Rail Administration.

The contract relates to a 3.4-kilometer expansion of double track railway in Vestfold, southwest of Oslo. A 1.8-kilometer section will comprise tunneling, and about 800 meter associated service tunnels.

Work will commence immediately and is scheduled for completion in June 2014.

The project is part of a 12-kilometer expansion of the Vestfold Line, which will be carried out in five phases. The Vestfold Line tunnel will be the first in Norway that is designed for train speeds of up to 250 kilometers per hour.

Skanska Norway focuses on construction and civil engineering operations. The unit has approximately 4,100 employees. In 2009, Skanska Norway reported revenue of about SEK 11 billion. In Norway, Skanska is also active in the development of housing projects and public-private partnerships.

For further information, please contact:

Geir Linge, Communications Manager, Skanska Norway, Tel: +47 92 25 11 25
Peter Gimbe, Press Officer, Skanska AB, Tel: +46 (0)10-448 88 38
Direct line for media: +46 (0)10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the company's global environmental expertise, Skanska aims to be the customer's first choice for Green projects. The Group currently has 49,000 employees in selected home markets in Europe, the U.S. and Latin America. Skanska's sales in 2009 totaled SEK 137 billion.

SKANSKA

Press release

July 6, 2010
08:30 a.m.

Skanska secures renovation contract in Norway for NOK 264 M, or SEK 320 M

Skanska has secured a major renovation contract in Stavanger, Norway. The contract amount is NOK 264 M, or about SEK 320 M, which has been included in order bookings for the second quarter. The customer is the property company Entra and the tenant is the regulatory body for the Norwegian oil industry.

The contract is for the total renovation of a 17,000-square-meter office building and the construction of a new 420-square-meter extension.

One of the aims of the project, which has a strong environmental focus, is to reduce the building's energy consumption to a level that is 25 percent below that stipulated in Norwegian building standards for offices.

Preparatory work has been initiated and construction work, which is scheduled to start in February 2011, is scheduled to be completed in December 2012.

Skanska Norway focuses on construction and civil engineering operations. The unit has approximately 4,100 employees. In 2009, Skanska Norway reported revenue of about SEK 11 billion. In Norway, Skanska is also active in the development of housing projects and public-private partnerships.

For further information, please contact:

Geir Linge, Communications Manager, Skanska Norway, Tel: +47 92 25 11 25
Peter Gimbe, Press Officer, Skanska AB, Tel: +46 (0)10-448 88 38
Direct line for media: +46 (0)10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the company's global environmental expertise, Skanska aims to be the customer's first choice for Green projects. The Group currently has 49,000 employees in selected home markets in Europe, the U.S. and Latin America. Skanska's sales in 2009 totaled SEK 137 billion.

SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

July 5, 2010

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published June 30, July 1 and 5, 2010.

Best regards,
Skanska AB



Marianne Bergström


SEC MAIL
RECEIVED
PROCESSING
JUL 1 2 2010
WASH., D.C.
193
SECTION

Published	Item	Document name	Required by
June 30, 2010	Press Release	Financial close for New Karolinska Solna – Skanskas's construction contract amount to approximately SEK 14.5 billion and investment to about SEK 600 M	law and by the listing agreement with Stockholm Stock Exchange
July 1, 2010	Press Release	Skanska sells office project in Wroclaw in Poland for EUR 76.5 M, or SEK 735 M, with a capital gain of EUR 12.5 M, about SEK 120 M	law and by the listing agreement with Stockholm Stock Exchange
July 1, 2010	Press Release	Skanska to develop and build Swedish Security Service's headquarters in Solna – sells ongoing project, which generates construction assignment for approximately SEK 1 billion	law and by the listing agreement with Stockholm Stock Exchange
July 5, 2010	Press Release	Skanska to construct a new prison in London for GBP 100 M, or approximately SEK 1.2 billion	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release


JUL 1 2 2010

June 30, 2010
3.10 am CET

Financial close for New Karolinska Solna – Skanska's construction contract amounts to approximately SEK 14.5 billion and investment to about SEK 600 M

Skanska has signed a financing agreement to design and construct the new university hospital New Karolinska Solna. This will mean that the construction contract totaling approximately SEK 14.5 billion will be included in second-quarter order bookings 2010 and that Skanska will invest about SEK 600 M, corresponding to a 50-percent shareholding in the project company.

The interest rate hedge has now been fully executed on a private placement basis.

The New Karolinska Solna is the first project in health and medical care in Sweden to be conducted as a Public-Private Partnership (PPP).

The design and build contract – which is Skanska's largest assignment in its history – will be jointly carried out by the Swedish and British construction units. Skanska Sweden has 70 percent of the contract amount and Skanska UK 30 percent. Construction work will start during summer.

Skanska Infrastructure Development and Innisfree each own 50 percent of the project company Swedish Hospital Partners, which is responsible for financing, design, construction, and operation and maintenance of the new hospital until 2040. As previously, all care in the new hospital will be conducted by the Stockholm County Council.

A more detailed description of the project can be found on the project's website www.nyakarolinskasolna.se and Skanska's website www.skanska.com/newkarolinskasolna.

For further information please contact:
Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 10-448 88 51
Peter Gimbe, Press Officer, Skanska AB, tel +46 10-448 88 38.
Direct line for media: +46 10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on its global green experience, Skanska aims to be the clients' first choice for Green solutions. The Group currently has 49,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2009 totaled SEK 137 billion.

SKANSKA

Press release


JUL 12 2010

July 1, 2010
8:30 a.m.

Skanska sells office project in Wrocław in Poland for EUR 76.5 M, or SEK 735 M, with a capital gain of EUR 12.5 M, about SEK 120 M

Skanska has sold its Grunwaldzki Center office property in Wrocław in southern Poland. The sales price amounted to EUR 76.5 M, approximately SEK 735 M, and the capital gain to EUR 12.5 M, about SEK 120 M. The buyer is the German investment fund RREEF with immediate transfer.

Grunwaldzki Center comprises approximately 27,000 square meters and is nearly fully leased. The tenants include Credit Suisse, Santander Consumer Bank and Hewlett-Packard. The project commenced in 2007 and was completed in 2009.

The property is the first in Wrocław to fulfill the requirements for environmental certification in accordance with the EU GreenBuilding program. The energy consumption is at least 30 percent below the requirements in the Polish norms.

"We are very glad that RREEF has chosen Grunwaldzki Center for its first regional investment in Poland" says Nicklas Lindberg, Managing Director of Skanska Property Poland. "As a matter of fact, this is the first office transaction outside Warsaw this year, which proves that there is a market for core assets in regional cities."

Skanska's second commercial development property in Wrocław was started earlier this year. The Green Towers office project in central Wrocław will include two ten-story buildings comprising a total of 25,000 square meters. Green Towers is also being designed to meet the requirements for LEED certification.

Skanska Commercial Development Europe initiates and develops property projects in office, logistics and commercial buildings. The company's operations are concentrated in metropolitan areas in Hungary, the Czech Republic and Poland and are conducted in three local units: Skanska Property Czech Republic, Skanska Property Hungary and Skanska Property Poland.

For further information, please contact:

Nicklas Lindberg, Managing Director, Skanska Property Poland, tel +48 502 746 025
Peter Gimbe, Press Officer, Skanska AB, tel +46 (0)10-448 88 38
Direct line for media: +46 (0)10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the company's global environmental expertise, Skanska aims to be the customer's first choice for Green projects. The Group currently has 49,000 employees in selected home markets in Europe, the U.S. and Latin America. Skanska's sales in 2009 totaled SEK 137 billion.

File Number 82-34932

SKANSKA

Press release


SEC MAIL
RECEIVED
PROCESSING
JUL 12 2010
WASH. D.C.
193
SECTION

2010-07-01
11:00 a.m.

Skanska to develop and build Swedish Security Service's headquarters in Solna – sells ongoing project, which generates construction assignment for approximately SEK 1 billion

Skanska is to sell the land and development project for the Swedish Security Service's new head office in Solna to the state-owned Specialfastigheter Sverige AB, which owns and manages buildings for special purposes like correctional facilities, police stations and reformatories.

Skanska Sweden's design and construction assignment amounts to approximately SEK 1 billion, which will be included in order bookings for the third quarter.

The undeveloped land sold to Specialfastigheter comprises about 9,000 square meters. In accordance with Skanska's information policy, the sales profit for commercial development projects under execution is not disclosed.

The office property, which includes a total of 44,000 square meters, will be developed and built in the new area, Ingenting, in Solna in the Stockholm region. In addition to offices for about 800 people, the building will also house health and training premises, shooting range and auto-repair workshop.

The project will be developed jointly by Specialfastigheter, Skanska Commercial Development Nordic and Skanska Sweden, in collaboration with Solna City.

"This will be the start for the new Ingenting area, with workplaces and housing in a fantastic central location," says Lars-Erik Salminen, Chairman of the Municipal Executive Board of Solna.

The property is designed so that energy consumption will be at least 25 percent lower than the standard for the National Board of Housing, Building and Planning, which is the requirement for EU GreenBuilding label.

"It is highly valuable that we were able to create an environmentally sound property, both for us as the long-term owner and for our tenants," says Peter Karlström, President of Specialfastigheter i Sverige AB.

The construction work will commence immediately and is scheduled for completion in 32 months. Skanska will implement the work according to the Green Workplace concept, which is Skanska Sweden's own environmental label for construction sites.

Within the Ingenting area, Skanska has additional building rights for 15,000 square meters of offices and about 550 apartments. The first housing phase will commence in the autumn with 36 apartments.

Skanska is one of Sweden's largest construction companies with operations involving housing and civil engineering, as well as development of residential units and commercial premises. In Sweden, the company has about 10,000 employees, and revenues for construction operations amounted to about SEK 25 billion in 2009. During 2009, residential development operations sold about 1,000 new homes. Skanska also offers services within public/private partnerships.

For further information, please contact:
Caroline Arehult, President, Skanska Fastigheter Stockholm, tel: +46 (0)10-448 11 12.
Lars Jonson, Regional Manager, Skanska Sweden, tel: +46 (0)10-448 16 71.
Peter Gimbe, Group Press Officer, Skanska, tel: +46 (0)10-448 88 38.
Direct line for media: +46 (0)10-448 88 99.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the company's global environmental expertise, Skanska aims to be the customer's first choice for Green projects. The Group currently has 49,000 employees in selected home markets in Europe, the U.S. and Latin America. Skanska's sales in 2009 totaled SEK 137 billion.

File Number 82-34932

SKANSKA

Press release

July 5, 2010
8:01 a.m.


SEC MAIL
RECEIVED
PROCESSING
JUL 12 2010
WASH, D.C.
193
SECTION

Skanska to construct a new prison in London for GBP 100 M, or approximately SEK 1.2 billion

Skanska has been awarded the contract to design and construct a new prison in London. The contract amount is GBP 100 M, or about SEK 1.2 billion, which will be included in second-quarter order bookings. The contract was signed with BWP Project Services Ltd, an investment vehicle 100 percent managed by Barclays Infrastructure Funds Management Limited, and the prison will be operated by Serco Group plc on behalf of the British Ministry of Justice.

The contract relates to the Belmarsh West, which will comprise a 600-cell four-story building and a number of associated buildings to provide such services as education, rehabilitation, training, healthcare, administration works, visits and security.

In addition to the construction of the buildings, Skanska will also undertake the structural and civil design, piling works and the installation of mechanical and electrical facilities. The new prison will target a rating of Excellent in the international environmental system BREEAM.

Construction is scheduled to commence immediately, with completion in the first half of 2012.

Serco Group plc, Skanska and Barclays Infrastructure Funds Management Limited have cooperated on several similar projects, including the expansion of HMP Lowdham Grange and HMP Dovegate. Both of these prisons were also originally constructed by Skanska in 1997 and 2001, respectively.

Skanska UK reported revenues of SEK 18 billion in 2009, with about 4,800 employees. The company is active in building and civil construction, utilities and building services.

For further information, please contact:

Tanya Barnes, Head of Communications, Skanska UK, tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 10-448 88 38
Direct line for media: +46 10-448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the company's global environmental expertise, Skanska aims to be the customer's first choice for Green projects. The Group currently has 49,000 employees in selected home markets in Europe, the U.S. and Latin America. Skanska's sales in 2009 totaled SEK 137 billion.